UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: October 15, 2019

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Additional Information on Acquisition of 2,100 Telecommunication Tower of PT Indosat Tbk by PT Telkom Indonesia (Persero) Tbk’s subsidiary, PT Dayamitra Telekomunikasi.

Nomor: TEL. 176/LP 000/COP-I5000000/2019

Jakarta, October  15  , 2019

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4,

Jakarta 10710

Re: Acquisition of 2,100 Telecommunication Tower of PT Indosat Tbk by PT Telkom Indonesia (Persero) Tbk’s subsidiary, PT Dayamitra Telekomunikasi

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name	: PT Telkom Indonesia (Persero) Tbk
Business Sector	: Telecommunication
Telephone	: (+6221) 5215109
E-mail	: investor@telkom.co.id

1.	Information or material facts	Acquisition of 2,100 Telecommunication Tower of PT Indosat Tbk by PT Dayamitra Telekomunikasi.
2.	Date	October 15, 2019
3.	Description

On Monday, October 14, 2019 in Jakarta, PT Dayamitra Telekomunikasi ("Mitratel") and PT Indosat Tbk ("Indosat") signed a Sale and Purchase Agreement on 2,100 Indosat’s Telecommunication Towers (“Agreement”) in the amount of Rp4,443,861,000,000 (four trillion four hundred and forty three billion eight hundred sixty one million Rupiah).

The transfer of asset will be done after all the obligations arise from the Agreement are fulfilled.

4.	The impact of events

With the purchase, as of all the obligations arise from the Agreement fulfilled including signing of deed of transfer of asset total number of Mitratel's tower will increase by 2,100, to more than 15,800. The acquisition of 2,100 towers will strengthen Mitratel's business and create added value to Mitratel, whilst in line with Mitratel long term strategy.

5.	Others

Mitratel is the subsidiary of PT Telkom Indonesia (Persero) Tbk that is engaged in providing telecommunication infrastructure. Mitratel manages telecommunication towers in various locations and serves all cellular operators in Indonesia.

Indosat is one of telecommunication operator company in Indonesia.

Thank you for your kind attention.

Best Regards,

/s/ Andi Setiawan

Andi Setiawan

VP Investor Relations

cc:

1.	Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);
2.	Indonesia Stock Exchange through IDXnet; and
3.	Telkom’s Trustee (PT Bank Tabungan Negara (Persero) Tbk and PT Bank Permata Tbk)